11 Cypress Point	NOVEA INC.	Amarillo, Texas 79124

September 26, 2017

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed August 30, 2017

File No. 024-10577 Novea Inc.

Response to SEC Letters Dated August 17, 2017 (“Letter 8-17”) and September 17, 2017 (“Letter 9-14”)

Dear Jan Woo:

On behalf of Novea, Inc. (the “Company”), we file this Correspondence to describe how the Company’s Amendment No.2 to our Offering Statement on Form 1-A answers your concerns as expressed in your captioned Letters (your comments in bold).

1.0	Letter 9-14, General.

“Please refer to prior comment 1 and revise your filing to include updated financial statements as required by Part F/S (b)(3)(C) of Form 1-A.”

Letter 8-17.

“Please revise your filing to include updated financial statements as required by Part F/S (b)(3)(C) of Form 1-A. Please provide corresponding updates to the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.”

1.0.01	Answer.
1.0.01a	We attached the most recent unaudited financial statements for Novea’s fiscal years available.
1.0.01b	We either added to or replaced previously presented data with such more recent data in the MD&A and wherever else necessary.

2.0	Letter 8.17.

“Please revise to consistently disclose that you are offering 5 million units and make corresponding revisions in the plan of distribution section.”

2.0.01	Answer.

We have changed as necessary to consistently reflect that five million shares are being offered.

3.0	Plan of Distribution, Page 7 , Letter 9-14.

“Please refer to prior comment 3. We note that NMS Capital Advisors, LLC is listed in Part I as a broker dealer in connection with this offering and receiving a sales commission in the offering. You also filed the Broker-Dealer Services and Placement Agreement with NMS Capital Advisors, LLC as an exhibit to the offering statement. Please revise to provide the disclosure required by Item 5 of Part II of Form 1-A.”

Letter 8-17.

“We note that NMS Capital Advisors, LLC will be acting as a broker dealer in connection with this offering. Please revise to provide the disclosure required by Item 5 of Part II of Form 1-A.”

3.0.01	Answer.

We have revised to provide the required disclosure.

Novea Inc. Howard Nunn Page 1 of 2

4.0	Letter 9-14.

“It appears that the existing shareholders are offering 400,000 shares of common stock. Please revise to clearly state on the cover page whether the 5,000,000 shares includes the 400,000 shares being offered by the selling shareholders. Further, identify the selling shareholder and disclose the information required in Item 5(d) of Form 1-A. Finally, explain the statement on page 7 that “[n]o securities are being offered for the account of existing security holders.” “

4.0.01	Answer.

We have revised to fully and properly disclose the existing security holders’ sale.

5.0	Letter 9-17, “Security Ownership of Management and Certain Security Holders, page 19.

“We note that the number of shares outstanding changed from 14,000,000 to 38,624,940 in the Offering Circular Summary. This appears to be inconsistent with the 26,880,440 shares of common stock owned by officers and directors stated to be 100% of the class of shares on page 19. Please explain or revise the offering statement.”

5.1          “Item 12 of Form 1-A requires disclosure of all executive officers and directors as a group, individually naming any director or executive officer who beneficially owns more than 10% of any class of the issuer’s voting securities. It appears that at least one of your four officers and/or directors may own more than 10% of the shares outstanding given that collectively they own 100% of the shares outstanding. Please revise.”

5.0.01	Answer.
5.1.01	Ibid.

We have revised the data to reflect as directed.

6.0	Letter 9-14, Signatures, page 36.

“Please refer to prior comment 4 and revise to include the signature of the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Refer to the signatures section of Form 1-A.”

6.1	Letter 8-17.

“Please revise to include the signature of the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Refer to the signatures section of Form 1-A.”

6.0.01	Answer.
6.1.01	Ibid.

We have revised the Signature section to be consistent with the format per a filed signature page referenced to Novea.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer

Signed Electronically and At Amarillo, Texas

September 26, 2017

Novea Inc. Howard Nunn Page 2 of 2